

Mail Stop 3561

March 25, 2010

Ken Davenport
President
Davenport Theatrical Enterprises, Inc.
250 West 49th Street
Suite #300
New York, NY 10019

> **Re:** **The Godspell LLC**
> **Offering Statement on Form 1-A**
> **Filed February 23, 2010**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed February 26, 2010**
> **File No. 024-10261**

Dear Mr. Davenport:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Offering Circular

General

1. Please revise your offering circular so that it complies with Release No. 33-6900 (June 17, 1991), particularly sections II.A.1, II.B.2.b, II.B.2.d, II.B.2.g and II.B.2.h of the Release. For additional guidance, see Question 128.05 of the

Securities Act Forms Compliance and Disclosure Interpretations, which is located at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

2.   Based on the risk factors relating to tax issues, it appears that tax consequences are material to your offering. Please add disclosure to the offering circular describing all material federal tax consequences, and file a supporting tax opinion as an exhibit. For guidance, see Question 128.07 of the Securities Act Forms Compliance and Disclosure Interpretations, which is located at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

Notification

Significant Parties

3.   Please revise to identify counsel to the issuer and provide the residential address as required.

Jurisdictions in Which Securities Are to be Offered

4.   Please identify the officers and directors that will be offering your Regulation A securities. Also, please advise us, on a supplemental basis, whether each noted officer or director is a registered broker-dealer or exempt from broker dealer registration. If Exchange Act Rule 3a4-1 will be relied upon, please supplementally provide us with sufficient facts on how each selling officer or director will satisfy the elements of the Rule. We may have further comment.

5.   Revise the disclosure to note whether the securities have been or will be registered in the noted jurisdictions.

Unregistered Securities Issued or Sold Within One Year, page 3

6.   We note your statement "N/A" regarding the issuance of any unregistered securities within one year prior to filing the Form 1-A. We note your statement in the section "Front Money Investors" on page 49 that "[a]s of the date of this Offering Circular, the Managing Member has received an aggregate of Eighty Five Thousand Dollars ($85,000) in 'front money' form a single investor …." Revise to provide the disclosure required by Part I Item 5 of Form 1-A including the rule or regulation relied upon for the exemption from registration. We may have further comment.

Offering Circular

General

7.	Please revise throughout the offering circular to indicate that Kenneth A. Hasija is Ken Davenport's legal name. For example, identify in the management section Kenneth A. Hasija as the sole owner, officer and director of the Managing Member.

Cover Page

8.	Please add the information required by Item 1(b) of Model B.

9.	Please add the legend required by Rule 253(d) to the cover page. Provide the exact language required by Rule 253(d).

10.	Please revise the first paragraph to clarify that there is a minimum investment of $1,000.

11.	Please address whether there will be any deductions from the funds returned to investors if the minimum is not reached.

12.	Briefly indicate the "substantial restrictions on resale or transfer" under the company's operating agreement.

Important Notices to Investors, page 6

13.	We note your statement that "the delivery of this offering circular shall not, under any circumstances, create any implication that there has been no change in the affairs of the company since the date of this offering circular or that the information contained herein is correct as of any subsequent time." In light of the requirement in Rule 253(e) of Regulation A of the Securities Act, please remove the noted statement.

Offering Circular Summary

Our Business, page 9

14.	Please revise to address whether the company has acquired the rights in the Musical from the authors.

15.	We note that the managing member is permitted to purchase units. Please revise to clarify whether the units purchased by the managing member will count towards meeting the minimum offering amount.

The Offering, page 10

16.   Please revise to address that no distributions will be made unless the amount to be distributed is in excess of $5.00 per Unit.

Suitability of Certain Investors, page 11

17.   We note your statement that if minimum amount of securities are not sold within nine months then all trust funds will be returned. Please revise, throughout the offering circular, to indicate that all trust funds will promptly be returned.

18.   We note your statements that "we reserve the right to negotiate and agree in writing with a limited number of Accredited Investors for the right to immediately use their investments for pre-production purposes prior to completion of the Minimum Offering." It appears that the company's offering is not being made on a minimum/maximum basis. Please revise your offering statement as appropriate or advise.

19.   We note that the company reserves the right to negotiate and make agreements with a limited number of Accredited Investors for the right to immediately use their investments prior to the completion of the minimum offering. We also note that the Accredited Investors in authorizing the immediate use of their funds will specifically negotiate with the Managing Member for a "financial advantage" in their special arrangement. It appears that the accredited investors who negotiate with the company and its managing member are making a new investment decision in connection with their purchase of the securities. Please provide us with a legal and factual analysis supporting your belief that these investors and the company can negotiate the financial terms of the investment (described as a "special arrangement" in the offering circular) during the Regulation A offering. We may have further comment.

Risk Factors, page 14

20.   Please substantially revise all of your risk factor subheadings to concisely state the specific material risk each risk factor presents to your company or investors in the offering. For example, the subheadings "We may sell our entitlement to Excess Subsidiary Rights Income", "Ken Davenport controls our Managing Member and is essential to our operations", and "Conflicts of interest exist in the structure and operation of the Company" simply state facts about the company in your subheadings. Your subheadings should be revised so that they adequately describe the specific risk addressed.

<u>We may sell our entitlement to Excess Subsidiary Rights Income, page 15</u>

21.   We note your statement that "any such sale will be on terms deemed fair by the Managing Member." We also note that the Managing Member may be the purchaser of the Excess Subsidiary Rights Income. Please revise the appropriate section to address the conflicts of interest in connection with the sale of the Excess Subsidiary Rights Income to the Managing Member.

<u>Investors do not have the right to invest in touring companies or other licensed productions of the Musical, page19</u>

22.   Please revise your offering circular to clarify what the investors are actually investing in and what profits they are entitled to. If true, please clarify that they are only investing in the initial Broadway production of Godspell and they do not have any rights to touring companies, other licensed productions, merchandise, or cast album profits.

<u>Use of Proceeds, page 22</u>

23.   Please tell us how you intend to finance the production should you only raise the minimum amount in this offering and loans are not available to you, and explain what would happen to the production should such financing not be available. In addition, describe to us the likelihood that you cannot raise sufficient funds through this offering or loans. In that regard, tell us if it is reasonably possible that equity and debt financing will not be available and the managing member will provide the necessary funding.

24.   Please revise your Use of Proceeds table to clarify that the proceeds from the offering will be used to pay for the listed items. Please include line items for the net proceeds from the offering, offering expenses, net proceeds from offering, and total use of net proceeds. Remove the line item total capitalization.

25.   We note that you have allocated offering proceeds of $1,323,078 to "other costs (incl. closing)". Please revise to describe these costs and the respective amounts that are included in this balance with a greater degree of specificity. Additionally, please describe the costs in the line items "advances – not returnable" and "bonds/deposits – returnable" with more specificity.

26.   We note that you have allocated offering proceeds of $420,851 (maximum offering) or $220,851 (minimum offering) to contingency/reserves, as opposed to allocating for particular purposes. Please revise to include a footnote explaining how the company expects to employ such funds.

27.   We note your statement that "we reserve the right to make such changes in the allocations in the Production Budget as we deem necessary or advisable." You

may change the use of proceeds provided such reservation is due to certain contingencies that are specifically discussed and the alternatives to such use are indicated.

Determination of Offering Price, page 23

28.   Please revise to clarify who determined the offering price of the units.   Also address whether the price of the units has any relationship to the company's asset value, book value, net work or any other recognized criteria of value.

Capitalization, page 23

29.   We note on page 49 that you received front money of $85,000. Please tell us how you considered this funding received in the presentation of your capitalization.

30.   We note your statement that the table reflects your receipt of the net proceeds from the offering after deducting offering expenses of approximately $150,000, but it appears to us that these expenses have not been deducted from the total proceeds of $4.5 million (minimum offering) and $5 million (maximum offering) on page 33. Please revise your table to reflect the deduction of estimated offering expenses.

31.   Your presentation of the "Units Outstanding 50,000 Maximum Offering" column is inappropriate in this section. See Rule 170 of the Securities Act of 1933.

Distributions, page 25

32.   Please revise your introductory paragraph to state that the section describes the material terms of the offering relating to distributions to investors as described in the company's operating agreement.

33.   Revise to address all of the material terms concerning the distributions in this section. For example, please revise to indicate the amount of the net profits going to the author and the general manager and also note that the company can pay net profits to other parties. Address that the managing member may purchase the excess subsidiary rights income and that the managing member determines whether the terms of such sale are fair. Clarify that any distributions will only be made in amount of $5.00 or more per unit.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Plan of Operations, page 27

34.   Please add the information required by Item 6(a)(3)(i) of Model B.

Operating Budget, page 29

35.   Please define "ATPAM," "IATSE," "AFM," "TDI Co-op," and "MAP Fund."

36.   Please revise to add additional disclosure and clarification on the underlying assumptions and the company's basis for this budget. We may have further comment.

Recoupment Schedule, page 31

37.   Please explain what the 5% represents in "Adjusted Net Gross (5%)".

38.   Please revise to include projected results if the capacity is less than 60%.

39.   Please clarify on what the 700 seats, $114.75 ticket price, and 8 weekly show assumptions are based. Also address why these amounts have been chosen as the basis for the table.

40.   Please revise to clarify how the company determined the amount of $4,313,945 for investor's capital to be recouped.

41.   We note that management has significant discretion with respect to the appropriate amount of reserves. Please revise to clarify your assumptions regarding the amount of reserves.

42.   We note that you will be obligated to repay any loans that you obtain in full (with or without interest) before any distributions are made to investors. Please tell us if you reasonably expect to enter into such loans subsequent to the offering. If so, revise to include the assumptions you have made regarding the loans and address how changes to this assumption could materially alter the Recoupment Schedule.

Description of the Company's Business, page 33

43.   Please add the information required by Item 7 of Model B.

Production Contract, page 36

44.   Please consider adding tabular disclosure that summarizes the payments to be made under the proposed contract.

Reimbursement or Conversion of Advances into Units, page 39

45.   We note that if the Managing Member declines reimbursement of its advances of production expenses to the company then any such sums will be converted into

Units. Please disclose the rate at which such amounts will be converted to Units.

Compensation for Additional Services, page 39

46.   We note your statement that "the Managing Member … will provide such services to the Company for a fee comparable to the fee that would be charged by a third party service provider." Please revise to indicate the amount of the fee to be paid to the Managing Member for providing marketing and internet marketing services.

Management, page 41

47.   We note your table showing the return on $1.00 investment in Kenneth Hosija's productions. Please clarify in this section that there is no assurance that the current production will produce any return on the investors investment. Supplementally provide us with the basis for the figures showing the return on the five prior productions.

Executive Compensation, page 41

48.   Please address whether any compensation has been awarded to, earned by, or paid to Ken Davenport by either the company or the managing member for services provided to the company.

49.   Please revise to comply with Item 9(b) of Model B.

Security Ownership of Certain Beneficial Owners and Management, page 43

50.   Please revise your tabular disclosure so that it fully complies with Item 10 of Model B.

51.   Please revise your beneficial ownership table to separately list Kenneth A. Hasija in the beneficial ownership table.

Certain Relationships and Related Party Transactions, page 44

52.   Please revise to address the proposed compensation arrangements between the company and the managing member. We may have further comment.

Description of Units and Summary of the Operating Agreement

Operating Agreement, page 45

53.   We note your statement that "the following sections summarize the material provisions of the Operating Agreement that are not discussed elsewhere in this

Offering Circular." Please revise to address all of the material provisions of the operating agreement in this section and revise the noted statement.

Advertising, Sales and other Promotional Materials, page 51

54.   We note that you expect to use additional advertising, sales and other promotional materials in connection with the offering. Please note that you must file your sales materials with the Commission.

Index to Financial Statements, page 53

55.   We note on page 49 that as of the date of the Offering Circular, the Managing Member has received $85,000 in "front money" from a single investor. Please tell us when the front money was received, and if it was for the purchase of Units or a loan to the Company. Also revise your financial statements and related footnotes, as applicable, for the front money received.

Report of Independent Registered Public Accounting Firm, page 1

56.   We note your footnote disclosure on page 7 of the factors, among others, that raise doubt about your ability to continue operations. It also appears to us that your independent auditor did not conclude there to be substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time. Please have your independent auditor explain to us how they evaluated the Company's ability to continue as a going concern to arrive at this conclusion, pursuant to AU Section 341.

Part III. Exhibits

57.   We note the last paragraph on page 38 and that you have agreed to make certain payments to the authors and to your general manager. Please file the related agreements as exhibits. See Item 2(6) of Part III of Form 1-A.

Legality Opinion – Franklin, Weinrib, Rudell & Vassallo

58.   Please revise your legality opinion to indicate that opinion opines upon Delaware law including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws.

*****

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the qualification date of the pending offering statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 as it relates to the proposed public offering of the securities specified in the above offering statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the qualification date.

Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested qualification date.

Ken Davenport
The Godspell LLC
March 25, 2010
Page 11

       You may contact John Archfield at (202) 551-3315 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or David Link at (202) 551-3356 with any other questions.

       Sincerely,

       John Reynolds
       Assistant Director

cc: Heather Reid
       Fax: (212) 308-0642